GETTY COPPER INC.

October 17, 2008

United States

Securities and Exchange Commission

Washington, DC

20549-7010

Re: Form 20-F for Fiscal Year Ended December 31, 2007

      Filed July 15, 2008

      Form 6-K furnished May 8, 2008

Further to your letter of September 22, 2008, we will attempt to answer the points you raised in the sequence set forth in your letter:

1.

General,

We did not realize the financial statements and US GAAP reconciliations were required to be filed with the form 20-F as they had already been filed as form 6K.

We will re-file the form 20-F with the annual financial statements and the US GAAP reconciliations and have referenced the information as an exhibit.

2.

Tabular Disclosure of Contractual Obligations, Page 29 of the Form 20F

We have added the mortgage payable to page 29, Item 5(F) of the form 20-F.  We originally thought that Item 5(F) referred to non-arms length contractual obligations and omitted the mortgage payable as details relating to this obligation were fully disclosed in the financial statements.

3.

Controls and Procedures, page 48

The December 31, 2005 date was inadvertently carried forward from prior year Form 20F filings.  This date has now been updated.

We are a small company with very limited staff.  The CEO and CFO are aware of the financial and material information required to be disclosed on a timely basis.

1000 Austin Ave., Coquitlam, B.C., Canada V3K 3P1
Tel:(604) 931-3231 Fax: (604) 931-2814
www.gettycopper.com	TSX Venture Exchange: GTC	E-mail: getty@telus.net

We believe the amended wording of Item 15 in the Form 20F complies with the Exchange rules.

Notwithstanding the above, would we not fall under the SOX 404 relief to smaller companies.

4.

Assessment of Internal Control by Management

We assumed because of the size of the Company that this assessment was covered under the SOX 404 Relief (see attached).

If this is not the case, please advise, and we will provide whatever additional clarification on internal controls you require.

5.

We are providing new certifications from the CEO AND CFO.

6.

General

We have numbered the pages to the Financial Statements and Management Discussion.

7.

Audit Report

The Audit report has been amended to cover the three year period.  This was a typing error.

8.

Statements of Operations and Deficit

There is no difference in the presentations of the costs of the legal settlement between Canadian GAAP and US GAAP.  The net loss on the detailed statements of Operations and Deficit is $2,717,003 and the net loss under Canadian GAAP used in note 12 to the financial statements starts with this same figure.

The legal settlements were set out separately to inform our shareholders that this was a cost related to settling outstanding litigation over and above the professional fees that were incurred.  For US GAAP it is included in the total loss from operations which results in the same net result if this item was included in operating expenses.  Note 10 to the financial statements provides details of this settlement.

9.

Mineral Rights

None of our mineral right interests have established proven and probable mineral reserves, and accordingly the costs incurred in respect to them are expensed, consistent with the guidance found in Industry Guide 7.  We have also amended the financial statement disclosure to delete the word ‘Development’ so as not to imply the presence of reserves.

10.

The Company has expensed the historical acquisition costs for US GAAP purposes because these costs were not generally incurred to acquire an outright ownership interest and were typically incurred in conjunction with ‘earn-in’ requirements relating to the exploration expenditures.  Further, due to the inability to prepare a projection of future cash flows relating to these mineral rights, such acquisition costs would not meet the asset impairment tests under US GAAP, and would therefore be required to be immediately written off even they were initially capitalized.  Since there have been no acquisition costs incurred in either of the 2006 or 2007 fiscal years, even this approach of deferring and then immediately expensing these amounts would not change the pro-forma line item US GAAP disclosure provided currently.

11.

Flow Through Shares

The disclosures relating to the pro-forma differences involving flow-through and restricted shares relate the financial statements of years prior to the years presented currently.  The related details were providing in those years when the transactions occurred.  The amounts carried forward as adjustments are historical in nature and relate to cumulative offsetting differences between the equity items Share capital, Contributed surplus and Deficit.

12.

Statements of Operations and Deficit

We have amended the loss per share to the nearest cent.

13.

Balance Sheets

Please refer to #11 above.  If necessary we can try to determine these adjustments from historical files but in all likelihood these are at least 5 years old and, again, cumulatively representative of several transactions.

14.

Engineering Comments

We have added cautionary notes to the Company’s web page.

(See tabs: Exploration and Models)

We confirm that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing

•

Staff comments or changes to disclosure in response to staff comments do not for close the Commission from taking any action with respect to filing and

•

 The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If there are any additional questions, or if any aspect of our response requires further clarification, please contact the undersigned.

GETTY COPPER INC.

Per:

“Donald Willoughby, CA”

Chief Financial Officer